HANESBRANDS INC.
ARTICLES SUPPLEMENTARY

Hanesbrands Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

FIRST: Under a power contained in Section 6.4 of Article VI of the charter of the Corporation (the “Charter”), the Board of Directors of the Corporation (the “Board of Directors”), by duly adopted resolution, reclassified and designated 500,000 authorized but unissued shares of the Corporation’s Junior Participating Preferred Stock, Series A, $.01 par value per share (the “Shares”), as authorized but unissued shares of the Corporation’s Preferred Stock, $.01 par value per share (the “Preferred Stock”).

SECOND: The Shares have been reclassified and designated by the Board of Directors under the authority contained in the Charter.

THIRD: These Articles Supplementary have been approved by the Board of Directors in the manner and by the vote required by law.

FOURTH: The undersigned acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned acknowledges that, to the best of his or her knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

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IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be executed under seal in its name and on its behalf by its Chairman and Chief Executive Officer, and attested to by its Chief Legal Officer, General Counsel and Corporate Secretary, on this 10th day of November, 2015.

ATTEST:	HANESBRANDS INC.

/s/ Joia M. Johnson	/s/ Richard A. Noll
Name: Joia M. Johnson	Name: Richard A. Noll
Title: Chief Legal Officer, General Counsel and Corporate Secretary	Title: Chairman and Chief Executive Officer